





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65698

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J W COLE FINANCIAL INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4301 ANCHOR PLAZA PARKWAY SUITE #450
(No. and Street)

TAMPA (City) FL (State) 33634 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GARY R. HAIGHT 813-337-0516
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SKODA MINOTTI CPA
(Name – *if individual, state last, first, middle name*)

201 EAST KENNEDY BLVD SUITE 1500 (Address) TAMPA (City) FL (State) 33602 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __ROBERT J. WOOD_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __J W COLE FINANCIAL INC._____ , as of __DECEMBER 31_____ , 20 __17__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

PRESIDENT

Title



LEANNE ARTHUR
MY COMMISSION # FF 960413
EXPIRES: April 7, 2020
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.W. COLE FINANCIAL, INC.

**FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION**

YEAR ENDED DECEMBER 31, 2017



SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

J.W. COLE FINANCIAL, INC.

YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS



SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of J.W. Cole Financial, Inc.

<u>Opinion on the Financial Statements</u>

We have audited the accompanying statement of financial condition of J.W. Cole Financial, Inc. (the "Company") as of December 31, 2017, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.W. Cole Financial, Inc. as of December 31, 2017 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

<u>Basis for Opinion</u>

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We are uncertain as to the year our predecessor firm began serving consecutively as the auditor of the Company's financial statements; however, we (and our predecessor firm) are aware that we have been the Company's auditor consecutively since at least 2010.

SKODA MINOTTI & CO.

Skoda Minotti & Co.

Tampa, Florida
February 27, 2018

Tampa | 201 East Kennedy Boulevard, Suite 1500, Tampa, Florida 33602 | ph 813 288 8826 | fx 813 288 8836
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com
AKRON | CLEVELAND | TAMPA

J.W. COLE FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

ASSETS

Cash and cash equivalents	$	566,905
Deposits with clearing organizations		1,918,304
Receivable from broker-dealers and clearing organizations		1,142,849
Notes receivable		708,034
Prepaid expenses and other assets		65,941
Property and equipment, net		347,859
Deposits		44,023
TOTAL ASSETS	$	4,793,915

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accrued expenses	$	322,099
Retirement plan payable		215,000
Commissions payable		997,473
Note payable		42,687
Deferred revenue		210,871
Total Liabilities		1,788,130

STOCKHOLDER'S EQUITY

Common stock, $12.902 par value, 100 shares authorized, 77.5 shares issued and outstanding	1,000
Additional paid-in capital	76,500
Retained earnings	2,928,285
Total Stockholder's Equity	3,005,785

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	4,793,915

The accompanying notes are an integral part
of these financial statements.

J.W. COLE FINANCIAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUE	
Commissions revenue	$ 39,276,490
TOTAL REVENUE	39,276,490
OPERATING EXPENSES	
Commissions expense	29,656,996
Salaries and wages	5,719,996
Computer support and technology	653,920
Office supplies and miscellaneous	933,771
Licenses, taxes, and fees	550,506
Professional fees	510,780
Insurance	321,277
Rent	213,421
Depreciation and amortization	157,330
TOTAL OPERATING EXPENSES	38,717,997
OPERATING INCOME	558,493
OTHER INCOME (EXPENSES)	
Other expense	(53,034)
Interest expense (net of $147 of interest income)	(1,626)
Other income	3,073
NET OTHER EXPENSES	(51,587)
NET INCOME	$ 506,906

The accompanying notes are an integral part
of these financial statements.

J.W. COLE FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE, JANUARY 1, 2017	$ 1,000	$ 76,500	$ 2,491,379	$ 2,568,879
Distributions	-	-	(70,000)	(70,000)
Net income	-	-	506,906	506,906
BALANCE, DECEMBER 31, 2017	$ 1,000	$ 76,500	$ 2,928,285	$ 3,005,785

The accompanying notes are an integral part
of these financial statements.

J.W. COLE FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	506,906
Adjustments to reconcile net income to net cash provided by		
operating activities:		
Depreciation and amortization		157,330
Forgiveness of notes receivable		127,800
Decrease in deposits with clearing organizations		575,306
Increase in receivable from broker-dealers and		
clearing organizations		(366,196)
Increase in prepaid expenses and other assets		(40,941)
Increase in deposits		(19,435)
Decrease in accrued expenses		(202,457)
Increase in retirement plan payable		15,000
Increase in commissions payable		56,653
Decrease in deferred revenue		(91,504)
Total adjustments		211,556
Net cash provided by operating activities		718,462
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment		(118,959)
Issuance of notes receivable		(105,000)
Collections of notes receivable		87,326
Net cash used in investing activities		(136,633)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Principal payments on notes payable		(25,695)
Distributions		(70,000)
Net cash used in financing activities		(95,695)
NET INCREASE IN CASH AND CASH EQUIVALENTS		486,134
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		80,771
CASH AND CASH EQUIVALENTS, END OF YEAR	$	566,905
SUPPLEMENTAL DISCLOSURE		
Interest paid during the year	$	1,773

The accompanying notes are an integral part
of these financial statements.

NOTE A – SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

J. W. Cole Financial, Inc. (the "Company" or "JWC") is a retail stock brokerage firm that clears trades through a correspondent member of the New York Stock Exchange on a fully disclosed basis. The Company is a member of the Financial Industry Regulatory Authority (FINRA). Its customers are located throughout the United States and the principal office is located in Tampa, FL. The Company is licensed in several other states without having an office in those states.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting whereby all revenues are recorded when earned and all expenses are recorded when incurred. Deferred revenue represents credits received from the clearing broker but are not yet earned as of December 31, 2017.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization is calculated on the straight-line method over the estimated useful lives of the assets (generally three, five or seven years). The costs of replacements, renewals and repairs which neither add materially to the value of the property nor appreciably prolong its life are charged to expense as incurred.

Securities Transactions

The clearing broker required the Company to make a deposit to secure customers' accounts. The amount of this deposit is $75,000 and is included in deposits with clearing organizations in the accompanying statement of financial condition. The clearing broker has custody of all customer accounts and settles transactions for the Company. The Company charges commissions for transactions and pays the clearing broker for processing the transactions. Customers' securities transactions and related commission revenues and expenses are recorded on a settlement date basis.

Cash and Cash Equivalents

The Company considers amounts held by financial institutions and short-term investments with an original maturity of 90 days or less to be cash and cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A – SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Costs

Advertising costs are charged to expense as incurred. The Company did not incur advertising costs in 2017.

Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under this election, the individual stockholder is taxed on their proportionate share of the Company's taxable income (loss). Therefore, no provision for Federal or state income taxes has been included in the financial statements.

Subsequent Events

Management has evaluated subsequent events through February 27, 2018, which was the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. There were no material subsequent events that required recognition or additional disclosure.

NOTE B – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations as of December 31, 2017 is $1,142,849. The Company clears customer transactions through a broker-dealer on a fully disclosed basis.

NOTE C – NOTES RECEIVABLE

Notes receivable consist of advances to financial advisors of a related party under written note agreements. Under the terms of the notes, outstanding balances are repaid either by periodic principal payments or by forgiveness, which is recorded as commissions expense in the accompanying statement of income, over a designated time period. Notes bear interest at rates ranging from 1.52% to 6.00%. These notes are secured by any outstanding commissions or compensation due from JWC to the borrowers.

NOTE D – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2017:

Automobiles	$	266,982
Office furniture and equipment		248,655
Leasehold improvements		162,652
Computers		252,449
Software		10,000
Other		24,414
		965,152
Less: accumulated depreciation and amortization		(617,293)
	$	347,859

NOTE E – NOTE PAYABLE

Note payable consists of the following as of December 31, 2017:

Note payable to a financial institution, monthly installments of $2,245 with interest of 2.99%; collateralized by a vehicle with a net book value of $41,725; maturing on August 2019.	$	42,687
	$	42,687

The Company's note payable is scheduled to mature as follows:

Year Ending December 31,

2018		$25,975
2019		16,712
	$	42,687

NOTE F – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities may expose the Company to the risks of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counter parties with whom it conducts business on a continuous basis.

NOTE G – LEGAL MATTERS

From time to time, the Company may become involved in legal actions in the ordinary course of business. In the opinion of management, the ultimate resolution of any such legal proceedings will not have a material or adverse effect upon the Company's operations or financial position.

NOTE H – PROFIT SHARING PLAN

The Company sponsors a 401(k) plan and a discretionary profit sharing plan for all eligible employees at least 21 years of age with at least one year of employment.

Participants may contribute a portion of their eligible compensation, up to 100%, to the 401(k) plan. The Company makes discretionary contributions up to a maximum of 100% match of the employees' first 3% of compensation and a 50% match of the employees' next 2% of compensation. The Company's matching contribution to the 401(k) plan was $109,365 for the year ended December 31, 2017.

The profit sharing plan also allows the Company to make discretionary contributions which were $215,000 for year ended December 31, 2017. The participant and Company contributions to both plans are limited to amounts allowed under provisions of the Internal Revenue Code.

NOTE I – LEASE COMMITMENTS

The Company leases office space in Tampa, FL and Carlsbad, CA through non-cancelable operating leases, expiring at various times through August 2026. Total rent expense incurred by the Company for the year ended December 31, 2017 was $212,049.

In accordance with GAAP, the Company recognizes rental expense for the leases that contain predetermined fixed escalation clauses on a straight-line basis over the expected term of the lease. The difference between the amounts charged to expense and the contractual minimum lease payment is recorded as a liability in the accompanying statement of financial condition. This liability was $40,499 at December 31, 2017 and is included in accrued expenses in the accompanying statement of financial condition. The expected term of a lease is calculated from the date the Company first takes possession of the facility, including any periods of free rent and any option or renewal periods management believes are probable of exercise. This expected term is used in the calculation of straight-line rent expense. Rent abatement and escalations are considered in the calculation of minimum lease payments and in determining straight-line expense for operating leases.

Minimum future rental payments for the leases are as follows:

2018	$	320,345
2019		363,338
2020		374,483
2021		370,515
2022		339,264
Thereafter		1,268,674
Total	$	3,036,619

NOTE J – RELATED PARTY TRANSACTIONS

During the year, JWC allocated a portion of its office space and services of some of its employees to a company, which is wholly-owned by one of JWC's employees, for approximately $30,800 per month. As of December 31, 2017, $53,552 was due to this company for commissions expense and is included in accrued expenses in the accompanying statement of financial condition.

NOTE K – NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions. The Company's minimum capital requirement is the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2017, the Company exceeded all net capital requirements.

NOTE L – EXEMPTION FROM RULE 15c3-3

The Company acts as an investment banking broker-dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.



SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON SUPPLEMENTARY INFORMATION

To the Board of Directors and Stockholder of J.W. Cole Financial, Inc.

We have audited the accompanying financial statements of J.W. Cole Financial, Inc. (the "Company") as of and for the year ended December 31, 2017, and have issued our report thereon dated February 27, 2018, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. The supplementary information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

SKODA MINOTTI & CO.

Skoda Minotti & Co.

Tampa, Florida
February 27, 2018

Tampa | 201 East Kennedy Boulevard, Suite 1500, Tampa, Florida 33602 | ph 813 288 8826 | fx 813 288 8836
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com
AKRON | CLEVELAND | TAMPA

J.W. COLE FINANCIAL, INC.
SUPPLEMENTARY FINANCIAL INFORMATION
YEAR ENDED DECEMBER 31, 2017

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3
Not applicable due to the exemption under Section (k)(2)(ii) of Rule 15c3-3.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
Not applicable due to the exemption under Section (k)(2)(ii) of Rule 15c3-3.

RECONCILIATION BETWEEN NET CAPITAL COMPUTATION AND RESERVE REQUIREMENT COMPUTATION
There are differences between the computation of net capital under Rule 15c3-1 as prepared by the Company and filed with their most recent Part IIA unaudited report and schedule included with these statements.

The Company did not file the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 due to the exemption under Section (k)(2)(ii) of Rule 15c3-3.

See the report of Independent Registered Public Accounting Firm.

J.W. COLE FINANCIAL, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

<u>Net Capital</u>

Stockholder's Equity	$	3,005,785
Deductions - Non allowable assets:		
Property and equipment, net		(347,859)
Notes receivable		(708,034)
Prepaid expenses and other assets		(65,941)
Deposits		(44,023)
Haircut pursuant to 15c3-1 (f)		(54,012)
Total deductions		(1,219,869)
Net capital		1,785,916
Net capital requirement		119,209
Excess net capital	$	1,666,707

J.W. COLE FINANCIAL, INC.
SCHEDULE II
RECONCILIATION OF NET CAPITAL
PURSUANT TO RULE 17a5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

	Audited	Unaudited	Increase (Decrease)
COMPUTATION OF NET CAPITAL:			
Total stockholder's equity from statement of financial condition	$ 3,005,785	$ 2,957,422	$ 48,363
Less: Stockholder's equity not allowable for net capital	-	-	-
Total stockholder's equity qualified for net capital	3,005,785	2,957,422	48,363
Total other deductions	(1,165,857)	(1,163,458)	(2,399)
Net capital before haircuts on security positions	1,839,928	1,793,964	45,964
Haircuts on securities pursuant to 15c3-1	54,012	51,983	2,029
Net capital	$ 1,785,916	$ 1,741,981	$ 43,935
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
Minimum net capital required	$ 119,209	$ 122,273	$ (3,064)
Minimum dollar requirement	$ 100,000	$ 100,000	$ -
Net capital requirement	$ 119,209	$ 122,273	$ (3,064)
Excess net capital			
Net capital	$ 1,785,916	$ 1,741,981	$ 43,935
Less: Net capital requirement	(119,209)	(122,273)	3,064
Total	$ 1,666,707	$ 1,619,708	$ 46,999
AGGREGATE INDEBTEDNESS:			
Aggregate indebtedness liabilities	$ 1,788,130	$ 1,834,094	$ (45,964)
Percent of aggregate indebtedness to net capital	100.12%	105.29%	-5.17%
Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	0%

See the report of Independent Registered Public Accounting Firm.

ASSERTIONS REGARDING EXEMPTION PROVISIONS

I, as member of management of J.W. Cole Financial, Inc. ("we" or "the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of 17 C.F.R. § 15c3-3(k) by operating under the exemption provided by 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions").

Statement Regarding Meeting Exemption Provision:

We have met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017 without exception.

J.W. Cole Financial, Inc.

By:



2/28/18

Date

4301 Anchor Plaza Parkway | Suite 450 | Tampa, Florida 33634
5937 Darwin Court | Suite 102 | Carlsbad, California 92008
(813) 935-6776 | 1 (866) 592-6531 | Fax (813) 935-6775

Securities offered through J.W. Cole Financial, Inc.
MEMBER FINRA/SIPC
Advisory Services offered through J.W. Cole Advisors, Inc.



SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN
EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder of J.W. Cole Financial, Inc.

We have reviewed management's statements, included in the accompanying Report of a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3, in which (1) J.W. Cole Financial, Inc. (the Company), identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SKODA MINOTTI & CO.

Skoda Minotti & Co.

Tampa, Florida
February 27, 2018

Tampa | 201 East Kennedy Boulevard, Suite 1500, Tampa, Florida 33602 | ph 813 288 8826 | fx 813 288 8836
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com
AKRON | CLEVELAND | TAMPA



SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC GENERAL ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholder of J.W. Cole Financial, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2017, which were agreed to by J.W. Cole Financial, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating J. W. Cole Financial, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). J.W. Cole Financial, Inc.'s management is responsible for J.W. Cole Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

Tampa | 201 East Kennedy Boulevard, Suite 1500, Tampa, Florida 33602 | ph 813 288 8826 | fx 813 288 8836
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com
AKRON | CLEVELAND | TAMPA

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI & CO.

Skoda Minotti & Co.

Tampa, Florida
February 27, 2018

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

65698 FINRA DEC
J W COLE FINANCIAL INC
4301 ANCHOR PLAZA PKWY 450
TAMPA, FL 33634-7531

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

GARY R HAIGHT

2. A. General Assessment (item 2e from page 2) $ 4,617

B. Less payment made with SIPC-6 filed (exclude interest) (3,137)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1,480

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,480

G. PAYMENT: √ the box
Check mailed to P.O. Box [✔] Funds Wired [ ]
Total (must be same as F above) $ 1,480

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

J W COLE FINANCIAL INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

ROBERT J. WOOD - PRESIDENT
(Title)

Dated the 15 day of FEBRUARY , 20 18 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2017
and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $40,612,589

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — 0

(2) Net loss from principal transactions in securities in trading accounts. — 0

(3) Net loss from principal transactions in commodities in trading accounts. — 0

(4) Interest and dividend expense deducted in determining item 2a. — 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. — 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — 0

(7) Net loss from securities in investment accounts. — 0

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 37,196,914

(2) Revenues from commodity transactions. — 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 0

(4) Reimbursements for postage in connection with proxy solicitation. — 0

(5) Net gain from securities in investment accounts. — 130,586

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — 99,900

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $107,374

Enter the greater of line (i) or (ii) — 107,374

Total deductions — 37,534,774

2d. SIPC Net Operating Revenues — $3,077,815

2e. General Assessment @ .0025   This rate used before 1/1/2017 — $4,617

(to page 1, line 2.A.)

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